[redacted]

10027006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Aim Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 100
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hartley — 404-439-3478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Aim Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer
Title

Notary Public

WYNELLE F. BENTLEY
MY COMMISSION EXPIRES
NOTARY PUBLIC
MAY 31, 2011
COWETA COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Aim Distributors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

Board of Directors of
Invesco Aim Distributors, Inc.

We have audited the accompanying statement of financial condition of Invesco Aim Distributors, Inc. (the Company), as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invesco Aim Distributors, Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 of the financial statements, the Company restated the beginning balance of stockholder's equity to reflect the correction of certain prior period errors.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2010

Invesco Aim Distributors, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash equivalents in affiliated money market funds	$36,614,888
Accounts receivable:	
Due from dealers for sales of shares of affiliated registered investment companies	198,481
Due from affiliated registered investment companies	10,742,398
Due from affiliated companies	15,019,057
Commissions receivable	109,051
	26,068,987
Deferred tax assets	4,019,229
Other assets	851,064
Total assets	$67,554,168
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliated registered investment companies for sales of shares	$ 197,153
Due to dealers for redemptions from affiliated registered investment companies	11,535
Due to affiliated companies	5,307,976
Due to dealers for distribution fees	24,774,884
Total liabilities	30,291,548
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	31,702,629
Retained earnings	5,559,981
Total stockholder's equity	37,262,620
Total liabilities and stockholder's equity	$67,554,168

See accompanying notes.

Invesco Aim Distributors, Inc.

Statement of Income

Year Ended December 31, 2009

Operating income:	
Underwriting income	$ 4,176,350
Marketing service fees allocated from affiliates	139,400,000
Distribution fee income	134,479,802
Interest and other income	199,410
Total operating income	278,255,562
Operating expenses:	
Dealers' concessions	2,579,442
Distribution fee expense	115,495,499
Allocations from affiliates	64,455,320
Compensation allocation from affiliates	86,306,933
Total operating expenses	268,837,194
Income before income taxes	9,418,368
Income tax expense:	
Current	2,681,400
Deferred	1,115,646
Total income tax expense	3,797,046
Net income	$ 5,621,322

See accompanying notes.

Invesco Aim Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2009, as previously reported	$ 10	$ 9,836,065	$ 14,438,659	$ 24,274,734
Prior period adjustment *(Note 3)*	–	21,706,832	–	21,706,832
Balance, January 1, 2009, as restated	10	31,542,897	14,438,659	45,981,566
Net income	–	–	5,621,322	5,621,322
Excess tax benefits from share-based compensation	–	159,732	–	159,732
Dividends paid	–	–	(14,500,000)	(14,500,000)
Balance, December 31, 2009	$ 10	$31,702,629	$ 5,559,981	$37,262,620

See accompanying notes.

Invesco Aim Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 5,621,322
Adjustments to reconcile net income to net cash used in operating activities:	
Change in operating assets and liabilities:	
Increase in due from dealers for sales of shares of affiliated registered investment companies	(162,922)
Decrease in due from affiliated registered investment companies	200,915
Increase in due from affiliated companies	(3,021,121)
Increase in commissions receivable	(35,465)
Decrease in deferred tax assets	1,115,646
Decrease in other assets	19,584
Increase in amounts due to affiliated registered investment companies for sales of shares	161,594
Decrease in due to dealers for redemptions from affiliated registered investment companies	(47,611)
Increase in due to dealers for distribution fees	1,558,303
Decrease in due to affiliated companies	(8,470,679)
Total adjustments	(8,681,756)
Net cash used in operating activities	(3,060,434)
Cash flows from financing activities	
Dividends paid	(14,500,000)
Excess tax benefits from share-based compensation	159,732
Net cash used in financing activities	(14,340,268)
Net decrease in cash equivalents	(17,400,702)
Cash equivalents, beginning of year	54,015,590
Cash equivalents, end of year	$36,614,888
Supplemental cash flow disclosures	
Income tax payments	$ 7,949,253

See accompanying notes.

1. Organization and Description of Business

Invesco Aim Distributors, Inc. (the Company), is a wholly owned subsidiary of Invesco Aim Advisors, Inc. (Advisors). Advisors is owned by Invesco Aim Management Group Inc. (Management), which in turn is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco, Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (AIM Funds) and for certain affiliated unregistered money market funds. The Company also serves as a municipal securities broker for the affiliated Section 529 AIM College Savings Plan. The Company is also the distributor of Creation Units for each investment portfolio of the PowerShares Exchange – Traded Fund Trusts on an agency basis.

The Company maintains an agreement with Pershing LLC, a subsidiary of BNY Brokerage, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. Pershing LLC services include access to securities of investment companies, individual equities, and fixed income products.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles and in the opinion of management reflect all adjustments necessary for a fair statement of financial condition, results of operations, and cash flows for the period presented.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Underwriting Income

Underwriting income represents sales charges on sales of shares of affiliated registered investment companies and is recorded on a trade-date basis.

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to Rule 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies, some of which are in turn passed through to third-party dealers of record. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis. Distribution fees that are passed through to external partners are presented separately as expenses in accordance with EITF 99-19, *Reporting Revenue Gross as a Principal versus net as an Agent,* now encompassed in ASC Topic 605, *Revenue Recognition.*

Dealers' Concessions

Dealers' concessions represent commission amounts paid to dealers on certain sales of Class A shares of affiliated registered investment companies which are recorded on a trade-date basis, net of Class A share contingent deferred sales charges (CDSC) received of $135,039.

Transactions with Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed in connection with the marketing of shares of affiliated registered investment companies and other investment products managed by Advisors. The revenue allocation is intended to reimburse the Company for its current expenses.

2. Summary of Significant Accounting Policies (continued)

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with FSP EITF 85-24-1, *When Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received from Third Parties,* now encompassed in ASC Topic 946-605, *Financial Services Investment Companies – Revenue Recognition.* No gain or loss from this arrangement is reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the Rule 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IVZ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measured its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company does not have any unrecognized tax benefits as of December 31, 2009.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recent Pronouncements

Accounting Pronouncements Recently Adopted

In July 2009, the FASB issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles -- A Replacement of FASB Statement No. 162*, (FASB Statement No. 168). FASB Statement No. 168 replaced the existing hierarchy of U.S. Generally Accepted Accounting Principles with the FASB ASC as the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities, with the exception of guidance issued by the U.S. Securities and Exchange Commission and its staff. FASB Statement No. 168 is now encompassed in ASC Topic 105, *Generally Accepted Accounting Principles*, and was effective July 1, 2009. The company has replaced references to FASB accounting standards with ASC references, where applicable and relevant, in these financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* (SFAS 165). SFAS 165, which is now encompassed in ASC Topic 855, *Subsequent Events*, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, ASC Topic 855 provides clarity around the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that an entity should make about events or transactions that occurred after the balance sheet date. ASC Topic 855 was effective for interim and annual financial reporting periods ending after June 15, 2009, and was applied prospectively. The Company has made the required disclosures in Note 9, *Subsequent Events*.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements Not Yet Adopted

In June 2009, the FASB issued Statement No. 166, *Accounting for Transfers of Financial Assets -- an amendment of FASB Statement No. 140*, (FASB Statement No. 166), now encompassed in ASC Topic 860, *Transfers and Servicing*, which addresses the effects of eliminating the qualifying special-purpose entity concept from FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FASB Statement No. 140), and will generally subject those entities to the consolidation guidance applied to other VIEs as provided by FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)* (FASB Statement No. 167). Specifically, ASC Topic 860 introduces the concept of a participating interest, which will limit the circumstances where the transfer of a portion of a financial asset will qualify as a sale, assuming all other derecognition criteria are met, and clarifies and amends the derecognition criteria for determining whether a transfer qualifies for sale accounting. This guidance will be applied prospectively to new transfers of financial assets occurring on or after January 1, 2010. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In June 2009, the FASB issued Statement No. 167, which addresses the effects of eliminating the qualifying special-purpose entity concept from FASB Statement No. 140 and amends certain provisions of FIN 46(R). Specifically, FASB Statement No. 167, now encompassed in ASC Topic 810, *Consolidation*, amends certain provisions for determining whether an entity is a VIE, it requires a qualitative rather than a quantitative analysis to determine whether the company is the primary beneficiary of a VIE, it amends FIN 46(R)'s consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing an exception regarding de facto agency relationships in certain circumstances, it requires continuous assessments of whether the company is a VIE's primary beneficiary, and it requires enhanced disclosures about the company's involvement with VIEs, which are generally consistent with those disclosures required by FSP FAS 140-4 and FIN 46(R)-8. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

3. Prior Period Adjustment

During 2009, a restatement of the financial statements for the year ended December 31, 2008 was required due to certain errors being discovered related to prior periods. The Company has determined it had incorrectly recognized the tax effect of stock based compensation for stock

3. Prior Period Adjustment (continued)

options, restricted stock awards (RSAs), and restricted stock units (RSUs) granted to employees. The Company should have recorded deferred tax assets relating to the temporary difference in the recognition of compensation cost for book versus tax purposes. Additionally, pursuant to ASC Topic 718, *Compensation – Stock Compensation* (formerly Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*), the Company should have recorded the realized benefits of tax return deductions in excess of compensation cost recognized as an increase to additional paid-in capital (APIC) and an offsetting reduction in income taxes payable.

Historically, the deferred tax asset and APIC entries were recorded at the parent company level and an adjustment was required to push down the portion applicable to the Company. As such, the Company recorded an adjustment to increase deferred tax assets and APIC, with a corresponding net reduction to due to affiliated companies as of December 31, 2008. As a result of the APIC adjustment, the Company has restated the January 1, 2009 opening balance of the stockholder's equity on the Statement of Changes in Stockholder's Equity. These adjustments represent the cumulative tax effect of share-based compensation cost previously recognized by the Company.

Based on the above, the Company has recorded the following adjustments to its December 31, 2008 amounts:

	Deferred Tax Assets	Due (to)/from Affiliated Companies	Additional Paid-in Capital
Balance as of January 1, 2009, as previously reported	$ 1,777,960	$ (20,130,636)	$ 9,836,065
Cumulative effect of correction of an error	3,356,915	18,349,917	21,706,832
Balance as of January 1, 2009, as restated	$ 5,134,875	$ (1,780,719)	$ 31,542,897

4. Fair Value Measurement

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $36,614,888 at December 31, 2009. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within level 1 of the valuation hierarchy.

5. Income Taxes

Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately 40% due primarily to the effect of non-deductible expenses and state taxes. The short term deferred tax asset of $381,038 relates to the deductibility of bonus payments for federal tax purposes. The long term deferred tax asset of $3,638,191 relates to the deductibility of fixed assets and share-based compensation for federal tax purposes. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC Topic 740 are as follows:

	Current	Deferred	Total
Federal	$ 2,430,555	$1,273,609	$ 3,704,164
State and Local	250,845	(157,963)	92,882
	$ 2,681,400	$1,115,646	$ 3,797,046

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 3,296,429
The effect of:	
Nondeductible expenses	409,933
Increase due to state and local taxes, net of U.S. federal income tax effects	90,684
Income tax expense	$ 3,797,046

6. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the *Alternative Standard* method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the

6. Net Capital Requirements (continued)

Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2009, the Company had net capital of $13,806,746 which exceeded required net capital of $250,000 by $13,556,746.

7. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Regulatory Inquiries and Actions

Following industry-wide regulatory investigations, multiple lawsuits based on market timing allegations were filed against Invesco Aim Management Group, Inc., Invesco Advisers, Inc. (Invesco Advisers), successor by merger to Invesco Aim Advisors, Inc., the Company and other affiliates (collectively Invesco). These lawsuits were consolidated in the United States District Court for the District of Maryland (the MDL Court), together with market timing lawsuits brought against affiliates of other mutual fund companies, and on September 29, 2004, three amended complaints were filed against company-affiliated parties: (1) a putative shareholder class action complaint brought on behalf of shareholders of AIM Funds formerly advised by. INVESCO Funds Group, Inc. (a former affiliated advisor); (2) a derivative complaint purportedly brought on behalf of the AIM Funds and the shareholders of such funds; and (3) an ERISA complaint purportedly brought on behalf of participants in the company's 401(k) plan. In 2007, Invesco and plaintiffs reached a settlement in principle of the shareholder class action and derivative lawsuits. The proposed settlement, which is subject to court approval, calls for a payment by Invesco of $9.8 million (of which $665,000 was recorded by the Company in Allocations from affiliates in the 2007 Statement of Income) in exchange for dismissal with prejudice of all pending claims. In addition, under the terms of the proposed settlement Invesco may incur certain costs in connection with providing notice of the proposed settlement to affected shareholders. Based on information currently available, it is not believed that any such incremental notice costs will have any material effect on the financial position or results of operations of Invesco or the Company. In 2008, AIM and plaintiffs reached a settlement in

8. Regulatory Inquiries and Actions (continued)

principle of the ERISA-based action. The proposed settlement is subject to court approval and individual class members have the right to object. No payments are required under this settlement. Invesco did agree to make certain limited changes to benefit plans and participants' accounts. The plaintiffs' counsel will seek fees from the funds that are part of the proposed settlement of the shareholder class action and derivative lawsuits.

The Auditor of the State of West Virginia, in his capacity as securities commissioner, has initiated administrative proceedings against many mutual fund companies, including Invesco, seeking disgorgement and other monetary relief based on allegations similar to those underlying the market timing lawsuits. The action against Invesco was initiated on August 30, 2005. Invesco's time to respond to the Auditor's proceeding has not yet elapsed. Although there can be no assurances, based on information currently available, the Company does not believe it is probable that the ultimate outcome of any of these actions will have a material adverse effect on the Company's financial position or results of operations.

The asset management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations.

Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

In the normal course of its business, the Company is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available to it, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

Advisors intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

9. Subsequent Events

On January 1, 2010, the Company's ultimate U.S. parent, IVZ, completed an investment adviser reorganization. As a result of this reorganization, the Company's legal structure changed. Effective as of that date, the Company is owned by the new investment adviser, Invesco Advisers, Inc. (IAI). IAI is owned by Invesco North America Holdings (INAH) which is owned by Management, which in turn is owned by Invesco Group Services (IGS), which is owned by IVZ.

The Company evaluated subsequent events through February 25, 2010 (the date the financial statements were issued).

Supplemental Information

Invesco Aim Distributors, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1(a)(1)(ii)

December 31, 2009

Net capital:	
Stockholder's equity, as reported on statement of financial condition	$37,262,620
Less– non allowable assets:	
Due from dealers for sales of capital stock of affiliated registered investment companies	1,681
Due from affiliated registered investment companies	2,838,092
Due from affiliated companies	15,019,057
Deferred tax assets	4,019,229
Other assets	845,490
	22,723,549
Less– adjustments:	
Haircuts on cash equivalents	732,325
Net capital	$13,806,746
Net capital requirement	$ 250,000
Net capital in excess of required amount	$13,556,746

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Amended Part IIA FOCUS filing.

Invesco Aim Distributors, Inc.

Schedule II – Exemptive Provision of Rule 15c3-3

December 31, 2009

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.

Ernst & Young
Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Invesco Aim Distributors, Inc.

In planning and performing our audit of the financial statements of Invesco Aim Distributors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurancethat assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2010

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Invesco Aim Distributors, Inc.
Year Ended December 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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1002-1135056